UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM SD

Specialized Disclosure Report

_______________

ALLIANCE RESOURCE PARTNERS, L.P.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware (State or other jurisdiction of incorporation or organization)	0-26823 (Commission File Number)	73-1564280 (IRS Employer Identification No.)
1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119 (Address of principal executive offices and zip code)
Cary P. Marshall (918) 295-7673 (Name and telephone number, including area code, of the person to contact in connection with this report.)

_______________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

[X]Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

[ ]Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2024.

Section 1.Conflict Minerals disclosure

Item 1.01 Conflict Minerals Disclosure

Conflict Minerals Disclosure

An indirect subsidiary of Alliance Resource Partners, L.P. ("we," "our" or "ARLP"), Matrix Design Group, LLC ("Matrix"), provides a variety of technology products and services for ARLP's mining operations and certain industrial and mining technology products and services to third parties.  These products, like virtually all consumer electronics, contain various metals, including tantalum, tin, tungsten and gold ("Conflict Minerals"), which originate from mines around the world.

Pursuant to the Securities and Exchange Commission Final Rule on Conflict Minerals, 17 CFR Parts 240 and 249b (the "SEC Final Rule"), we have performed a reasonable country of origin inquiry regarding Conflict Minerals from applicable suppliers using the template designed by the Responsible Minerals Initiative ("RMI").  Matrix designs its products but is several layers removed from the purchase by Matrix's suppliers of the materials used to manufacture the Matrix products as well as the actual mining of minerals that may be used in the Matrix products.  Consequently, Matrix's procedures include communicating to its suppliers the importance of compliance with the SEC Final Rule.  Because Matrix lacks direct access to sub-tier suppliers, we relied on Matrix's contract manufacturers to provide information on the origin of the Conflict Minerals contained in any products supplied to Matrix using the RMI template.  We received responses to the requested supply-chain surveys from 72% of Matrix's contract manufacturers but the information provided was not complete regarding the source of all Conflict Minerals that may have been contained in the products they manufactured for Matrix.  Among other things, these contract manufacturers buy materials from many different suppliers to produce products for many different customers and are not able to determine which set of Conflict Minerals may have been used to produce such products for Matrix versus others of their customers. Nevertheless, we reviewed the supply-chain surveys against the list of smelter facilities which have been identified as "conflict free" by the RMI and the Responsible Minerals Assurance Process and performed independent searches for information on the smelter facilities included in each supply-chain survey.  Several hundred smelters were identified in the responses and it appears that four are located in the Democratic Republic of the Congo (“DRC”) or adjoining countries but our suppliers are not in a position to say whether any of these materials may have been provided to Matrix.

Our inquiry into the sources and chain of custody of any Conflict Minerals in our products did not, as of now, provide us enough information to determine whether the Conflict Minerals used by Matrix in its products actually originated in the DRC or adjoining countries, or whether they came from recycled or scrap sources, or whether they directly or indirectly financed or benefited armed groups for the year ended December 31, 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized, in Tulsa, Oklahoma, on May 9, 2025.

ALLIANCE RESOURCE PARTNERS, L.P.

By:	Alliance Resource Management GP, LLC
its general partner

/s/ Megan J. Cordle

Megan J. Cordle
Vice President, Controller and
Chief Accounting Officer